Mail Stop 6010

August 24, 2006

Harold L. Brand, President
Cybra Corporation
One Executive Blvd.
Yonkers, New York 10701

Re: Cybra Corporation
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-135068

Dear Mr. Brand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire document

1.   Please explain and reconcile the discrepancies between your response to comment 1 and information contained in the registration statement. These discrepancies include, but are not limited to the following:

- The private placement occurred in April of 2006, while the agreement with the preferred stockholders was reached in September of 2005.

- The proceeds from the private placement were approximately $2.5 million, but you are repurchasing the shares for $500,000, and half of that sum will not be paid until December of 2006.

- Two of the company's significant shareholders lent the company money to repurchase the shares, were paid finders fees in connection with the private placement, and will receive 5% of the proceeds of any warrant exercises.

- You imply that the private placement was made to institutional investors, but the selling shareholders are mostly individuals.

- Nothing in the terms of the notes or warrants prevents a holder from serially exercising warrants or converting notes so long as the individual doesn't hold more than 4.99% of the outstanding shares at a given time. Further, the more warrants exercised or notes converted, the more shares can be sold as there will be more shares outstanding.

- You refer to "the intermediaries holding the warrants" but you have included no disclosure in the registration statement identifying such intermediaries.

Prospectus Cover Page

2.   We have noted the revisions you made in response to comment 2. However, the cover page still does not disclose the fixed price at which the selling shareholders will offer the shares until such time as a market develops. Please revise as we previously requested.

3.   Please refer to comment 3 in our previous letter. The cross reference to the risk factor section still does not stand out from the remaining disclosure on the page. Please revise to make it more prominent.

4.   Please refer to comment 5 in our previous letter. In your letter of response you indicate that you have deleted all of the parenthetical phrases on the cover page. However, the first paragraph on the cover page still includes two parenthetical phrases. Please delete both of them. If the information in a parenthetical phrase is material, please present it in its own sentence.

Prospectus Summary – page 5

Cybra Corporation – page 5

5.   Please revise the discussion to briefly explain why you are "migrating" you product to other computing platforms, and whether there is some significance to your decision to do this by 2007. Is IBM discontinuing the product your software supports? Also, given that we are approaching the fourth quarter of the year, discuss whether you are on schedule to accomplish this.

6.   We note the supporting documents you provided with this amendment in response to comment 9. However, the documents are not marked to show the specific information you are relying on and they are not tied to the respective claims in the registration statement. As we previously requested, mark your supporting data to show the information you are relying on and tie each support to the respective claim in the registration statement. In the alternative, you may delete these claims.

Risk Factors – page 7

We are dependent on strategic relationships. – page 11

7.   We have considered your response to comment 15. Item 601(b)(10) requires that public companies file their material agreements as exhibits to specified 1933 Act and 1934 Act documents, including this registration statement. Rule 406 of Regulation C provides a mechanism for requesting confidential treatment of those portions of the agreements which would cause the company competitive harm if they were publicly disclosed. Please note that confidential treatment is not granted to entire documents. It appears to us that the agreements are material and are required to be filed. If you disagree with our position, please provide us with the factual and legal basis for your conclusion that filing is not required.

8.   Staff Legal Bulletins No. 1 and 1A (CF) set forth the Division's views regarding the proper preparation of a confidential treatment request for information required to be included in a filing. Information in the bulletins should assist the company in preparing a confidential request if you decide such a request is warranted. The Bulletins are available on the SEC Web Address http://www.sec.gov. Please select "Staff Legal Bulletins," and then select "SLB 1" or "SLB 1A."

<u>We are subject to control by officers and management and there could be conflicts of interest with management which may be adverse to your interests. – page 11</u>

9.   We have considered your response to comment 17. Please expand the risk factor to disclose the percentage of outstanding shares that will be owned by management assuming all of the warrants are exercised and all of the debt is converted.

<u>Penny stock regulations may impose certain restrictions on marketability of the company's securities. – page 12</u>

10.   Please delete the word "likely" from the first sentence in the body of the risk factor.

<u>Selling Shareholders – page 13</u>

11.   We note your response to comment 19, but we are unable to locate the details of the sales that you say you have included. As we previously requested, please include a discussion of the circumstances and details of the transactions in which the debentures, warrants and shares of common stock were sold. In your letter of response, please explain the basis for your belief that the issuance of these securities was exempt from registration.

12.   Please add another column to the table showing the percentage of shares beneficially owned by each selling shareholder prior to the offering.

13.   Please add narrative disclosure discussing any material relationships that the selling shareholders have with the company. We note, for example, that Messrs. Sholom Babad and Sam Rothman are identified as material shareholders on page 21, are currently lenders to the company, and were also paid finders fees in regard to the private placement.

14.   We note your response to comment 21. Please tell us where the clarified disclosure is located.

<u>Management – page 18</u>

15.   We note your response to comment 25. Please provide the appropriate dates for Messrs. Orlando and Caughel as we previously requested. Also, for those individuals identified as having involvements with other companies, please disclose how much time each individual spends on company business.

Summary Compensation Table – page 21

16.   Footnote 1 indicates that the table does not include any amounts for "perquisites and other personal benefits extended to the named Executive Officer." Please refer to Item 402 of Regulation S-B and explain to us why you are not required to disclose this information in the table. In the alternative, revise the table to include the information.

17.   We note your response to comment 28, but we are still unable to locate the disclosure regarding certain relationships and related transactions specified in Item 404 of Regulation S-B. Please tell us where it is located or revise the disclosure accordingly.

Directors to be appointed – page 21

18.   Tell us whether there is any relationship between Sam Rothman and Matt Rothman, who has been appointed to the board of directors. If so, you should also disclose the relationship in the registration statement.

19.   Please tell us how the purchasers chose the two named individuals to become members of the board. We may have further comment.

Principal Stockholders and Holdings of Management – page 20

20.   We note your response to comment 30. Please revise the disclosure to discuss the circumstances under which the shares were retired.

Business – page 24

21.   We note your response to comment 33. You say in the response that your revenues are derived from hundreds of customers and that no one customer's purchases exceed 12% of your total revenues. However, in the risk factor called "We are dependent on strategic relationships on page 11 you indicate that you rely on four "key distributors and resellers."   Please confirm that none of these four entities provided revenues exceeding 10% of your total revenues in either of the last two fiscal years or interim periods. If any of them did, please include a table showing, for each of the last two years and the interim period, the amount of your revenue attributable to that entity in each of those periods.

22.   We note your response to comment 33. It is still unclear from the disclosure whether you market your products to end users, or whether you market your products to other manufacturers. Please discuss this in more detail. Also disclose whether you are

materially dependent on one or a few major customers. This would include any distributors or resellers that you are materially dependent on.

The Market – page 29

23.   We note your response to comments 34 through 36 in which you indicate that you deleted the old information and added new disclosure. The new disclosure does not address the issues we raised in those comments, so we hereby reissue them. We may have additional comments after reviewing your revised disclosure.

Competition – page 31

24.   We have noted your response to comment 37. The information you added about your competition is too vague and generic to be informative. Please identify the most significant competitors you are referring to in the second and third paragraphs under the bullets on page 31. Also, please place this information under a subheading called "Competition" and include the information specified in Item 101(b)(4) of Regulation S-B.

Exhibit 23.1

25.   Please furnish a currently dated and signed consent from your independent accountants in the amendment for which you will request effectiveness. Refer to Item 601(b)(23) of Regulation S-B.

Financial Statements

26.   Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

Note 1. Summary of Significant Accounting Policies

Software Costs, page F-5

27.   We note your response to comment 42. In accordance with paragraph 13 of SFAS 2, please expand your disclosure to include the total research and development costs charged to expense for each period presented in addition to presenting the R&D costs incurred for each material R&D project.

Note 6. Notes Payable, page F-11

28.   We note your response to comment 43. Please clarify whether you incurred any interest expense for the additional $101,000 advance and, if not, how this accounting complies with APB 21.

<center>*   *   *   *   *</center>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dana Hartz at 202-551-3648 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

                                                Regards,

                                                Jeffrey P. Riedler
                                                Assistant Director

Cc: Thomas G. Amon, Esq.
        Law Offices of Thomas G. Amon
        500 Fifth Avenue – Suite 1650
        New York, New York 10110